Exhibit 99.2




                     [Letterhead of Vimpel-Communications]




         VIMPELCOM ANNOUNCES APPOINTMENT OF NEW CHIEF FINANCIAL OFFICER
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Moscow  (December 27, 2002) - Open Joint Stock  Company  "Vimpel-Communications"
("VimpelCom" or the "Company") (NYSE: VIP) today announced that Ms. Elena Shmatova will become acting Chief Financial Officer effective January 3, 2003. Mr. Maurice Worsfold, 67, who has been VimpelCom's Chief Financial Officer since April 2000, will retire at the end of 2002.

Ms. Shmatova has served at VimpelCom since December 1999, first as Financial Controller and since March 2002 as Director of Treasury. From 1992 to 1999, Ms. Shmatova served as Deputy Finance Director, Finance Director and Vice-President of Finance at the Sprint Corporation/Global One group of companies in Russia.

VimpelCom is a leading provider of telecommunications services in Russia, operating under the "Bee Line" family of brand names, which are among the most recognized brand names in Russia. The VimpelCom Group's license portfolio covers approximately 94% of Russia's population (137 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange ("NYSE"). VimpelCom's ADSs are listed on the NYSE under the symbol "VIP". VimpelCom's convertible notes are listed on the NYSE under the symbol "VIP 05".


For more information, please contact:

Valery Goldin                                Christopher Mittendorf
VimpelCom (Moscow)                           Edelman Financial Worldwide
Tel: 7(095) 974-5888                         Tel: 1(212) 704-8134
vgoldin@vimpelcom                            christopher.mittendorf@edelman.com